Exhibit 99.2

Paris, August 26, 2005

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.

Share capital: 18,005,407 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares from August 19 to August 25, 2005 on the Eurolist by

Euronext.

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
August 19, 2005	12,050	12.3652	149,000.66
August 22, 2005	5,763	12.3355	71,089.49
August 23, 2005	10,042	12.3490	124,008.66
August 24, 2005	15,165	12.3166	186,781.24
August 25, 2005	3,817	12.3057	46,970.86
Total	46,837	12.34	577,850.91

(1) including shares purchased through derivative financial instrument